
02006843

VF 3-11-02

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STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



RECEIVED
MAR 0 1 2002

SEC FILE NUMBER
8- 46303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UNIFIED INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

431 N. PENNSYLVANIA ST.
(No. and Street)

INDIANAPOLIS (City), IN (State) 46204-1815 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TOM NAPURANO (317) 917-7000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY NUNN & ASSOC, CPA, LLC
(Name — *if individual, state last, first, middle name*)

2545 FOXPOINTE DR STE A (Address) COLUMBUS (City) IN (State) 47203-3299 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MG 3-22-02

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, THOMAS NAPURANO swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNIFIED INVESTMENT SERVICES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Thomas G. Napurano
Signature

TREASURER
Title

Carol J. Highsmith
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIFIED INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)

FINANCIAL STATEMENTS

Years Ended December 31, 2001 and 2000

and

INDEPENDENT AUDITORS' REPORT

and

SUPPLEMENTARY INFORMATION AND REPORT ON INTERNAL CONTROL STRUCTURE

UNIFIED INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)

FINANCIAL STATEMENTS

Years Ended December 31, 2001 and 2000

TABLE OF CONTENTS

	Page Number
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-8
SUPPLEMENTARY INFORMATION REQUIRED PURSUANT TO RULE 15c-1	
Schedule A – Computation of Net Capital	9
Schedule B – Computation for Determination of Reserve Requirements	10
Schedule C – Information Relating to the Possession or Control Requirements	11
REPORT ON INTERNAL CONTROL STRUCTURE	12-13

Larry E. Nunn & Associates
Certified Public Accountants, L.L.C.



Member American Institute of Certified Public Accountants
Private Companies Practice Section & SEC Division
Member Indiana CPA Society


CPA
The CPA. Never Underestimate The Value.®

To the Board of Directors and
Stockholder of Unified Investment Services, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Unified Investment Services, Inc., (a wholly owned subsidiary of Unified Financial Services, Inc.) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, cash flows, and supplementary information for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unified Investment Services, Inc. at December 31, 2001 and 2000, and the results of its operations, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules A, B, and C is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry E. Nunn & Associates, LLC

Columbus, Indiana
January 28, 2002

Columbus
2545 Foxpointe Drive, Suite A
Columbus, IN 47203-3299
812.376.3061 Fax 812.376.3157

Plainfield
4000 Clarks Creek Road
Plainfield, IN 46168-1948
317.839.9136 Fax 317.839.9177

Seymour
419 W. Second Street
Seymour, IN 47274-2149
812.523.6726 Fax 812.523.6728

e-mail:team@nunncpas.com

Visit our website: www.nunncpas.com

UNIFIED INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

	2001	2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 6,233	$ 6,505
Accounts receivable	-	-
Prepaid and sundry assets	300	449
Total Current Assets	6,533	6,954
Fixed assets, net	-	-
Total Assets	$ 6,533	$ 6,954
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Current portion of capital lease obligation	$ -	$ -
Accounts payable and accrued expenses	-	-
Income taxes payable	-	-
Total Current Liabilities	-	-
Long-Term Liabilities	-	-
Total Liabilities	-	-
Stockholder's Equity:		
Common stock, no par value, 1,000 shares authorized, issued, and outstanding	50,973	50,973
Retained earnings	(44,440)	(44,019)
Total Stockholder's Equity	6,533	6,954
Total Liabilities and Stockholder's Equity	$ 6,533	$ 6,954

See accompanying notes and independent auditors' report.

UNIFIED INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENTS OF OPERATIONS
Years Ended December 31, 2001 and 2000

	2001	2000
Revenue:		
Commissions income	$ -	$76,289
Total revenue	-	76,289
Cost of Sales:		
Brokerage services	-	62,537
Total cost of sales	-	62,537
Gross profit	-	13,752
Expenses:		
Employee compensation and benefits	-	8,562
Mail and courier	-	361
Telephone	-	593
Depreciation and amortization	-	158
Professional fees	-	1,008
Business development	-	651
Other	421	1,079
Total expenses	421	12,412
Income (loss) from operations	(421)	1,340
Other Income	-	896
Income (loss) before income taxes	(421)	2,236
Provision for income taxes	-	-
Net income (loss)	$ (421)	$ 2,236

See accompanying notes and independent auditors' report.

UNIFIED INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2001 and 2000

	Common Stock	Retained Earnings	Total
BALANCE - December 31, 1999	$130,000	$(66,254)	$ 63,746
2000 net income	-	2,236	2,236
2000 Transfers	(79,027)	19,999	(59,028)
BALANCE - December 31, 2000	50,973	(44,019)	6,954
2001 net loss	-	(421)	(421)
BALANCE - December 31, 2001	$ 50,973	$(44,440)	$ 6,533

See accompanying notes and independent auditors' report.

UNIFIED INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (421)	$ 2,236
Adjustment to reconcile net income to net cash provided (used) by operating activities:		
Provision for depreciation	-	158
Decrease in operating assets:		
Accounts receivable	-	26,988
Prepaid and sundry assets	149	4,691
Decrease in operating liabilities:		
Accounts payable and accrued expenses	-	(20,592)
Income taxes payable	-	(9,430)
Other current liabilities	-	(3,765)
Net cash provided (used) by operating activities	(272)	286
CASH FLOWS FROM INVESTING ACTIVITIES		
Transfer of equipment	-	2,947
Transfer of assets from Unified Investment Services to Unified Financial Securities	-	(59,028)
Net cash used in by investing activities -	-	(56,081)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	-	-
Dividends	-	-
Payment on capital lease obligation	-	(1,983)
Net cash used in financing activities -	-	(1,983)
CHANGE IN CASH AND CASH EQUIVALENTS-	(272)	(57,778)
CASH AND CASH EQUIVALENTS- BEGINNING OF YEAR	6,505	64,283
END OF YEAR	$6,233	$ 6,505
SUPPLEMENTARY INFORMATION		
Interest paid during year	$ -	$ -

See accompanying notes and independent auditors' report.

UNIFIED INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 1 - NATURE OF OPERATIONS

Unified Investment Services, Inc. ("Unified"), a Kentucky corporation, is a wholly owned subsidiary of Unified Financial Services, Inc. ("Financial"). Unified is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc.

During 1999, Unified was acquired by Financial. Upon completion of regulatory and stockholder approval, Unified became a wholly-owned subsidiary of Financial. The acquisition was accounted for as a pooling-of-interest.

In general, Unified has agreed not to hold funds or securities for customers, or owe money or securities to customers and does not carry accounts of, or for, customers. Additionally, Unified introduces and forwards all transactions and accounts for customers to another broker-dealer which carries such accounts on a fully-disclosed basis.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Clearing Revenue and Commissions

Unified's primary source of revenue is through commissions generated by effecting trades for its customers, most of whom are located in the central Kentucky area. Commission and clearing revenue are recorded on trade date basis of the related security transaction.

Marketable Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting unrealized gain or loss is included in income.

Receivables from Broker-Dealers

Accounts receivables from broker-dealers represents amounts earned principally for clearing fees.

Property and Equipment

Property and equipment is recorded at cost. Depreciation of property and equipment is computed using the straight-line and accelerated methods over the estimated useful lives of the assets.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

Unified is included in the consolidated income tax returns filed by Financial. Consolidated income tax expense is allocated based upon each entity's proportionate share of income, expenses, and credits.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

For purposes of the statements of cash flows, Unified considers all liquid investments with a maturity of three months or less to be cash equivalents. The deposit with clearing organizations is restricted. FDIC does not insure funds in mutual fund money market accounts.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – TRANSACTIONS WITH RELATED PARTIES

At December 31, 2001 and 2000, Unified maintained demand deposit accounts at a sister corporation in the amount of $6,233 and $6,505, respectively.

Note 4 - CASH SEGREGATED UNDER FEDERAL REGULATION

Pursuant to the Securities and Exchange Commission's Rule 15c3-3, Unified calculates its reserve requirement and segregates cash and/or securities for the exclusive benefit of the customers on a periodic basis. The reserve requirements calculated by Unified were $-0- at each of December 31, 2001 and 2000. Balances segregated in excess of reserve requirements are not restricted.

Note 5 - NET CAPITAL REQUIREMENTS

Unified is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (rule 15c3-1). The Uniform Net Capital Rule requires Unified to maintain a minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000, which ever is greater, at December 31, 2001 and 2000, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2001, Unified had net capital of $6,233, which was $1,233 in excess of its required net capital of $5,000, and a net capital ratio of .0 to 1. At December 31, 2000, Unified had net capital of $6,505, which was $1,505 in excess of its required net capital of $5,000, and a net capital ratio of .0 to 1.

Note 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of Unified's financial instruments at December 31, 2001 and 2000.

	2001		2000	
($ in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$6.2	$6.2	$6.5	$6.5
Prepaids	.3	.3	.4	.4

The following method and assumption were used to estimate the fair value of each class of financial instruments:

Cash, trade receivables, trade payables and broker-dealer payables: The carrying amounts approximate fair value because of the short maturity of those instruments.

Note 7 – CESSATION OF BUSINESS ACTIVITIES

On January 31, 2000, Unified Financial Securities, Inc., a sister company of Unified Investment Services, Inc. and an NASD-registered broker-dealer, purchased and assumed substantially all of the assets and liabilities, respectively, of Unified Investment Services, Inc. Since such date, Unified Investment Services has not conducted any business operations.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Schedule A

UNIFIED INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)
COMPUTATION OF NET CAPITAL
Years Ended December 31, 2001 and 2000

	2001	2000
NET CAPITAL		
Total stockholder's equity	$6,533	$6,954
Deduct stockholder's equity not allowable for net capital	-	-
Total stockholder's equity qualified for net capital	6,533	6,954
Deductions and/or charges:		
Furniture, equipment, and leasehold improvements	-	-
Petty cash	-	-
Prepaid expenses	300	449
Aged fail-to-deliver	-	-
Other deductions	-	-
	300	449
Net capital before haircuts on securities positions	6,233	6,505
HAIRCUTS ON SECURITIES		
Common stock	-	-
Money market investments	-	-
Other	-	-
	-	-
NET CAPITAL	$6,233	$ 6,505
AGGREGATE INDEBTEDNESS		
Total liabilities	$ -	$ -
TOTAL AGGREGATE INDEBTEDNESS	$ -	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement based on aggregate indebtedness	$ -	$ -
Minimum dollar requirement	$5,000	$5,000
Minimum net capital required	$5,000	$5,000
Ratio: Aggregate indebtedness to net capital	0 to 1	0 to 1

See accompanying notes and independent auditors' report.

Schedule B

UNIFIED INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Year Ended December 31, 2001

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$-0-
Market value of securities in transfer in excess of 40 calendar days	-0-
Total credit balances	-0-
DEBIT BALANCES	
Debit balances in customers' cash accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	-0-
RESERVE COMPUTATION	
Excess of total debits over total credits	-0-
REQUIRED DEPOSIT	$-0-

No material differences exist between the above computation and the computation in Unified's unaudited FOCUS Report (Form x-17A-5).

See accompanying notes and independent auditors' report.

Schedule C

UNIFIED INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
Year Ended December 31, 2001

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ -
	A. Number of items	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None

See accompanying notes and independent auditors' report.

Larry E. Nunn & Associates
Certified Public Accountants, L.L.C.

Member American Institute of Certified Public Accountants
Private Companies Practice Section & SEC Division
Member Indiana CPA Society




CPA
The CPA. Never Underestimate The Value.®

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE COMMISSION (SEC) RULE 17a-5

To the Board of Directors and
Shareholder of Unified Investment Services, Inc.

In planning and performing our audit of the financial statements of Unified Investment Services, Inc. (Company), (a wholly owned subsidiary of Unified Financial Services, Inc.), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Columbus
2545 Foxpointe Drive, Suite A
Columbus, IN 47203-3299
812.376.3061 Fax 812.376.3157

Plainfield
4000 Clarks Creek Road
Plainfield, IN 46168-1948
317.839.9136 Fax 317.839.9177

Seymour
419 W. Second Street
Seymour, IN 47274-2149
812.523.6726 Fax 812.523.6728

e-mail:team@nunncpas.com

Visit our website: www.nunncpas.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.



Larry E. Nunn & Associates,
Certified Public Accountants, L.L.C.
Columbus, Indiana
January 28, 2002


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
354

UNIFIED INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)

SCHEDULE OF SECURITIES INVESTOR PROTECTION

CORPORATION ASSESSMENT AND PAYMENT

for

The Year Ended December 31, 2001

and

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Stockholder of Unified Investment Services, Inc.

INDEPENDENT AUDITORS' REPORT

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of assessment payment of Unified Investment Services, Inc. to the Securities Investor Protection Corporation for the year ended December 31, 2001. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17a-5 for the period January 1, 2001 to December 31, 2001, with the amounts reported in the General Assessment Reconciliation, Form SIPC-7;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the accompanying schedule were not determined in accordance with Form SIPC-7 and its applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Unified Investment Services, Inc. taken as a whole.

Columbus, Indiana
January 28, 2002

UNIFIED INVESTMENT SERVICES, INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION
CORPORATION ASSESSMENT AND PAYMENT
Year Ended December 31, 2001

GENERAL ASSESSMENT	$150
PAYMENT MADE ON ASSESSMENT:	
Payments:	150
Total payments and credits	150
AMOUNT DUE	$-0-

SIPC collection agent to whom payments were mailed -

National Association of Securities Dealers, Inc.

See independent auditors' report.